Baillie Gifford Funds
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH13AN

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Filings – Form 40-17G

April 25, 2018

Re:	Fidelity Bond Filing on Form 40-17G/SEC File No. 811-10145
Baillie Gifford Funds (the “Funds”)

Ladies and Gentlemen:

Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement. In accordance with the Rule and the rules and regulations of the U.S. Securities and Exchange Commission, electronically transmitted for filing pursuant to the Rule, is the bond between the Funds and Chubb European Group Limited, with a copy of the resolutions of the Board of Trustees, including a majority of Trustees who are not “interested persons” of the Funds, approving the form and amount of the bond. Please be advised that the premium covers the period April 20, 2018 through April 20, 2019.

Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via telephone at +44(0) 131 275 3813 or via e-mail at Seonaid.Cook@bailliegifford.com.

Sincerely yours,

/s/ Seonaid Cook
Seonaid Cook
Baillie Gifford Funds

Enclosures

cc:	Sharon Allen, Baillie Gifford

March 15, 2018
Proposed Votes of Board of Trustees

* Indicates that such matters must be voted on separately by those Trustees who are not “interested persons” of the Trust.

Fidelity Bond Arrangements*

VOTED: That the Board of Trustees determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust’s fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements presented to this Meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements

Contract of Insurance

Insured:	BAILLIE GIFFORD FUNDS

Policy Number:	APFSG1800309

Period:	20th April 2018 to 20th April 2019

Aon UK Limited

Registered Office  |  The Aon Centre  |  The Leadenhall Building  |  122 Leadenhall Street  |  London  |  EC3V 4AN

Registered in England & Wales No. 210725  |  VAT Registration No. 480 8401 48

Aon UK Limited is authorised and regulated by the Financial Conduct Authority

Information for Aon Clients

This document is the Insurer agreed Contract of Insurance which provides evidence of cover in accordance with the heading “Insurer Contract Documentation” in the Risk Details section.

The Contract Administration and Advisory Sections facilitate the administration of the placement between the Insurer and Broker.

To ensure that the insurance coverage we have placed for you meets your needs, please review this document carefully (including but not limited to applicable limits, sub-limits, deductibles, terms and conditions). In the event that this document contains errors or otherwise does not meet your needs, please advise us immediately as this will reduce the chance that you later sustain uninsured losses. This also applies to any queries you may have about the document. Unless we hear from you to the contrary within 30 days, we and you will deem the document provided to you fully conforms with your needs and instructions.

Remuneration

Aon may act as a Managing General Agent (MGA) on behalf of an Insurer for a single product, product line or their participation. In addition to any commission earned by the Global Broking Centre (GBC), the MGA is remunerated for the work undertaken on behalf of the Insurer and this may include profit or contingent commission.

Any participation placed via such an arrangement can be clearly identified as Aon Underwriting Managers (AUM) or Maven Underwriters on behalf of the applicable Insurer within the Security Details Section.

Aon may earn other remuneration from Insurers in respect of administration and management activities it undertakes at the time of placement, or during the period of the Insurance, in relation to specific products and facilities which facilitate the Insurers’ own activities. Insurers may also ask the GBC to place facultative reinsurance, and may independently remunerate the GBC for these services through the payment of commission.

Further details will be provided by Aon on request.

Taxes

Over the course of the placement of your Insurance Aon collect information relating to the underlying risks and the location of such risks. This information can assist in identifying premium allocations by country/territory and to produce tax schedules for inclusion in contract documentation. It is your obligation to ensure the accuracy of such information.

Where applicable, Aon will collect the tax amounts due and pass them to the Insurer(s) to settle with the relevant tax authorities. Insurers will be responsible for confirming that the taxes identified for collection in the tax schedule are correct. In certain circumstances, taxes may be payable by the Insured. Whilst we endeavour to identify such taxes, please note that Aon is not a tax adviser and it is your responsibility to ensure that such taxes are correctly identified and remitted. If you require independent advice on your tax liabilities, you should consult with your tax adviser.

It is important to note that where a tax schedule is completed this merely represents a proposed apportionment of premium calculated on a pro rata basis, and utilises rates that Aon has taken from tax calculation systems, as at the date the tax schedule was produced. The purpose of tax schedules is to provide information to Insurers which they may, if they wish, use in establishing an apportionment of premium for taxation and legislative reporting purposes.

This procedure in no way changes Insurers’ responsibilities for making this calculation and/or ensuring that the correct tax rates are applied.

Policy Number:APFSG1800309

RISK DETAILS

Schedule

UNIQUE MARKET	B1526APFSG1800309
REFERENCE

TYPE	Fidelity Bond Insurance

CONTRACTHOLDER	Baillie Gifford Funds

ADDRESS	c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN

BOND PERIOD	From:	20th April 2018
	To:	20th April 2019
Both days at 12.01 am Local Standard Time at the Address of the Insured

INTEREST	Fidelity Bond Insurance

INSURED	Baillie Gifford Funds
INVESTMENT
COMPANY	The Emerging Markets Fund
The EAFE Fund
The EAFE Choice Fund
The Global Alpha Equity Fund
The Long Term Global Growth Equity Fund
The International Equity Fund
The U.S. Equity Growth Fund
The Asia ex Japan Fund
The Global Select Equity Fund
The International Concentrated Growth Fund
The Positive Change Equity Fund
The Multi Asset Fund
The International Choice Fund

LIMIT (ANY ONE LOSS)	Coverage Form		Limit	Deductible
	1.	Employee	USD 2,500,000	USD 10,000
	2.	On Premises	USD 2,500,000	USD 10,000
	3.	In Transit	USD 2,500,000	USD 10,000
	4.	Forgery or Alteration	USD 2,500,000	USD 10,000
	5.	Extended Forgery	USD 2,500,000	USD 10,000
	6.	Counterfeit Currency	USD 2,500,000	USD 10,000
	7.	Threats to Person	USD 2,500,000	USD 10,000
	8.	Computer System	USD 2,500,000	USD 10,000
	9.	Voice Initiated Transfer Fraud	USD 2,500,000	USD 10,000
	10.	Uncollectible Items of Deposit	USD 2,500,000	USD 5,000
	11.	Audit Expense	USD 2,500,000	USD 5,000
	12.	Unauthorized Signature	USD 2,500,000	USD 10,000

SITUATION	Worldwide

CONDITIONS	Financial Institution Investment Company Asset Protection Bond, amended as attached, wording to be agreed by leading insurer only, plus endorsements;
	-	Compliance with Applicable Trade Sanction Laws Rider

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Policy Number:APFSG1800309

		-	Contractholder Disclosure Notice of Terrorism Insurance Coverage
		-	Service of Suit (U.S.A.)

COMPANY	Chubb European Group Ltd

CLAIMS PAYABLE IN	USD

NOTICE OF CLAIM NOMINEE	Notice of all claims and/or circumstances should be made to Insurers via ukficlaims@aon.co.uk. Notifications may be copied in writing to Head of Claims, Financial Services Group, The Aon Centre, The Leadenhall Building, 122 Leadenhall Street, London, EC3V 4AN, England.

CHOICE OF LAW AND JURISDICTION	This contract (including without limitation any issues arising out of or in connection with its negotiation, validity, enforceability or other non-contractual disputes) is in all respects to be construed in accordance with and governed by New York, USA law only. Subject to any arbitration provision(s) in the contract (which will prevail over this provision), insurers and the insured agree:
	i)	That any dispute(s) arising out of or in connection with this contract are subject to the exclusive jurisdiction of the New York, USA Courts (“the Selected Court”);
	ii)	To comply with all requirements necessary to give the Selected Court jurisdiction;
	iii)	To waive any objection on the grounds of forum non conveniens or otherwise; and
	iv)	To not issue or cause to be issued any legal proceedings in respect of this contract in any country other than the country of the Selected Court except for legal proceedings to enforce a final judgment of the Selected Court or any interim proceedings to protect the position of either party in support of proceedings commenced or to be commenced in the Selected Court.

PREMIUM	USD 4,620

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS	12% UK Insurance Premium Tax payable on 100% of the Premium

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY THE INSURED OR THEIR AGENT	None

PAYMENT TERMS	None

RECORDING, TRANSMITTING AND STORING INFORMATION	Aon UK Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same Legal effect as the original documents.

INSURER CONTRACT DOCUMENTATION	This contract will be evidenced by this document which details the contract terms entered into by the insurer(s), and constitutes the contract document.

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RISK DETAILS - WORDING

The COMPANY, in consideration of payment of or agreement to pay the required premium, agrees to pay the Insured for:

Insuring Clauses

Employee

1.	Loss resulting directly from Larceny or Embezzlement or any other dishonest, fraudulent or criminal act committed by any Employee, alone or in collusion with others.

On Premises

2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the Insured, while such Property is lodged or deposited at premises located anywhere.

In Transit

3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.	in an armored motor vehicle, including loading and unloading,

b.	in the custody of a natural person acting as a messenger of the Insured, or

c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)	written records,

(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4.	Loss resulting directly from:

a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the Insured, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee, or have been made by Fraudulent Impersonation and have been Authenticated;

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Policy Number APFSG1800309

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the Schedule of this Bond.

For this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.	Loss resulting directly from the Insured, or any financial institution acting on the Insured’s behalf, having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)	bear a Forgery or a fraudulently material alteration,

(2)	have been lost or stolen, or

(3)	be Counterfeit, or

b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured having relied on such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

For this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.	Loss resulting directly from the receipt by the Insured in good faith of any Counterfeit money.

Threats To Person or Property

7.	Loss resulting directly from surrender of Property or electronic transfer of funds away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive or to do harm to the Property of the Insured provided, however, that prior to the surrender of such Property:

a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the Insured who is not involved in such threat, and

b.	the Insured has made a reasonable effort to notify the Federal Bureau of Investigation or local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the Insured, as set forth in the preceding paragraph, will be deemed to be an Insured hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8.	Loss resulting directly from fraudulent:

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Policy Number APFSG1800309

a.	entries of data into, or

b.	changes or replication of data elements or programs within,

a Computer System, provided the fraudulent entry, change or replication causes:

(1)	funds or other property to be transferred, paid or delivered,

(2)	an account of the Insured or of its customer to be added, deleted, debited or credited, or

(3)	an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the Insured authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

a.	received at the Insured’s offices by those Employees of the Insured specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b.	made by a person purporting to be a Customer, purporting to be acting on behalf of a Customer or purporting to be an Employee authorized by the Insured to give Voice initiated Funds Transfer Instructions to other Employees, and

c.	made by the person for causing the Insured or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10.	Loss resulting directly from the Insured having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted,

b.	shares to be issued, or

c.	dividends to be paid,

from an account of an Insured.

In order for coverage to apply under this INSURING CLAUSE, the Insured must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed uncollectible until the Insured’s standard collection procedures have failed.

Audit Expense

11.	Expense incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the Insured and covered by this Bond.

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Policy Number APFSG1800309

Unauthorized Signature

12.	Loss resulting directly from the Insured having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the Insured’s customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

It will be a condition to the Insured’s right of recovery under this INSURING CLAUSE that the Insured must have on file signatures of all the persons who are signatories on such account.

General Agreements

Additional Companies Included As Insured

A.	If more than one corporation, or Investment Company, or any combination of them is included as the Insured:

(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them will not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)	Only the first named Insured will be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for effecting or accepting any amendments to or termination of this Bond. The COMPANY will furnish each Investment Company with a copy of the Bond and with any amendment of the Bond, together with a copy of each formal filing of claim by any other named Insured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)	The COMPANY will not be responsible for the proper application of any payment made hereunder to Contractholder.

(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any Insured will constitute knowledge or discovery by all the Insureds for the purposes of this Bond

(5)	If the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named on the APPLICATION will thereafter be considered as the first named Contractholder for the purposes of this Bond.

Additional Offices Or Employees - Consolidation Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

B.	If the Contractholder, while this Bond is in force, merges or consolidates with another institution, the Insured will not have the coverage, afforded under this Bond for loss which has:

(1)	occurred or will occur on premises, or

(2)	been caused or will be caused by an employee

(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the Insured:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

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Policy Number APFSG1800309

Change Of Control - Notice to a Company

C.	When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED will within ninety (90) days give written notice to the COMPANY setting forth:

(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)	the total number of outstanding voting securities.

Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Creation of Another Fund

D.	If, during the BOND PERIOD, an Insured creates or adopts a company, liited partnership or limited liability partnership to use as a private investment fund, then that company, limited partnership or limited liability partnership is automatically an Insured under this BOND with effect from the date of that creation or aoption (but only with respect to loss first discovered after that creation or adoption.

Court Costs And Attorneys’ Fees

E.	The COMPANY will indemnify the Insured for court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the Insured may recover under this Bond. However, with respect to INSURING CLAUSE 1, this Section will only apply in the event that:

(1)	an Employee admits to being guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act,

(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act, or

(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the Insured, that an Employee would be found guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act if such Employee were prosecuted.

The Insured must promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY must furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY must be in the name of the Insured through attorneys selected by the COMPANY. The Insured must provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the Insured, no settlement without the prior written consent of the COMPANY nor judgment against the Insured will determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY will have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE bears to the total of the

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Policy Number APFSG1800309

amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings will be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees will be in addition to the LIMIT OF LIABILITY stated in the Schedule.

Conditions And Limitations

Definitions

1.	As used in this Bond:

a.	Authenticated means a method of authenticating the contents of a communication by

(i)	affixing thereto a valid test key which has been exchanged between the relevant parties for the purpose of protecting the integrity of the communications; or

(ii)	a call back to a person other than the person who initiated the instructions or advices and who is authorised to initiate or approve the transmission of such communication.

b.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the Insured.

c.	Contractholder means Baillie Gifford Funds.

d.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

e.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

f.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the Insured for Voice Initiated Funds Transfer Instruction.

g.	Employee means:

(1)	an officer of the Insured,

(2)	a natural person while in the regular service of the Insured at any of the Insured’s premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the Insured’s premises,

(4)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,

(5)	a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s premises,

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Policy Number APFSG1800309

(6)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this Bond,

(7)	a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured, or

(8)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the Insured’s computer software or programs, or

b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured,

(9)	any partner, officer or employee of an investment advisor, an insurer (distributor), a transfer agent or shareholder accounting record keeper, or an administrator, for an Insured while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Insured.

The term Employee does not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Insured or of the investment advisor or insurer (distributor) of such Insured, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in g. (4), (5) and (8) above, and upon payment to the Insured by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such employers by reason of such acts so committed will, to the extent of such payment, be given by the Insured to the COMPANY, and the Insured must execute all papers necessary to secure to the COMPANY the rights provided for in this Contract.

Each employer of persons as set forth in g.(4), (5) and (8) above and the partners, officers and other employees of such employers will collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in g.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character will not be considered Employees.

h.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

i.	Fraudulent Impersonation means the intentional and fraudulent deceiving of an Employee authorized by the Insured to transfer, pay, deliver or receive funds or property by a Fraudulent Impersonator to believe that such Fraudulent Impersonator is a person authorized to instruct or advise the Insured to authorize, direct or acknowledge the transfer, payment, delivery or receipt of funds or property.

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j.	Fraudulent Impersonator only means a natural person purporting to be another natural person for the intentional and fraudulent purpose of deceiving an Employee.

k.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.	Insured either in the singular or plural, means Baillie Gifford Funds, any fund identified as an Insured Investment Company in the Schedule, and any sub-fund any associated general partner, limited partner, limited liability partner, managing member, limited company, limited liability company or any similar entity.

m.	Items of Deposit means one or more checks or drafts drawn upon a financial institution.

n.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

o.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganisation certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; Withdrawal Orders; money orders; travelers ’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the Insured acquired an interest at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

p.	Relative means the spouse of an Employee or partner of the Insured and any child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

q.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

q.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the Insured either directly or through one or more of its subsidiaries.

r.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

s.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on securities exchanges or markets, and

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Policy Number APFSG1800309

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

t.	Voice Initiated Election means any election concerning dividend options available to Insured’s shareholders or subscribers which is requested by voice over the telephone.

u.	Voice Initiated Redemption means any redemption of shares issued by an Insured which is requested by voice over the telephone.

v.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

w.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2.	This bond does not directly or indirectly cover:

a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, does not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the Insured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.	loss of potential income not realized by the Insured;

e.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples, arising from a loss covered under this Bond;

f.	costs, fees and expenses incurred by the Insured in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.	loss resulting from indirect or consequential loss of any nature;

h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the Insured who is not an Employee, acting alone or in collusion with others;

i.	loss, or that part of any loss, resulting solely from any violation by the Insured or by any Employee:

(1)	of any law regulating:

a.	the issuance, purchase or sale of securities,

b.	securities transactions on security or commodity exchanges or the over the counter market,

c.	investment companies,

d.	investment advisors, or

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Policy Number APFSG1800309

(2)	of any rule or regulation made pursuant to any such law;

Except to the extent covered under INSURING CLAUSE 1 or

j.	loss of confidential information, material or data except to the extent that such confidential information, material or data is used to support or facilitate the commission of an act otherwise covered by this Bond;

k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. does not apply to INSURING CLAUSE 1., 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3.	This Bond does not directly or indirectly cover:

a.	loss caused by the dishonest, fraudulent or criminal act of an Employee, provided, however, this Section 3.a. does not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.	loss through the surrender of property away from premises of the Insured as a result of a threat:

(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the Insured, provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured;

and provided further that this Section 3.b. does not apply to INSURING CLAUSE 7

c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. does not apply to INSURING CLAUSE 10.;

e.	loss of property while in the mail;

f.	loss resulting from the failure of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the Insured provided further that this Section 3.f. does not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the Insured.

g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. does not apply to INSURING CLAUSE 3.;

h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; or

i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism except when such person accesses such system beyond the authority authorised by the Insured.

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Policy Number APFSG1800309

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4.	This bond does not directly or indirectly cover:

a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. does not apply to INSURING CLAUSE 8.;

b.	loss resulting from forgery or any alteration; provided, however, this Section 4.b. does not apply to INSURING CLAUSE 8.;

c.	loss involving a counterfeit provided, however, this Section 4.c. does not apply to INSURING CLAUSE 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability

5.	At all times prior to termination of this Bond, this Bond will continue in force for the limit stated in the applicable sections of the Schedule, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.	all acts, other than those specified in a. above, of any one person, or

d.	any one casualty or event other than those specified in a., b., or c, above, will be deemed to be one loss and will be limited to the applicable LIMIT OF LIABILITY stated in the Schedule of this Bond irrespective of the total amount of such loss or losses and will not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, will be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.	This Bond applies only to loss first discovered by an officer of the Insured during the BOND PERIOD. Discovery occurs at the earlier of an officer of the Insured’s board of directors, head of legal department, or head of compliance department or equivalent in any jurisdiction being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the Insured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.	a.	The Insured must give the COMPANY notice of loss at the earliest practicable moment after discovery, not to exceed sixty (60) days after the end of the period of insurance, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in the Schedule

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Policy Number APFSG1800309

b.	The Insured must furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.	Securities listed in a proof of loss will be identified by certificate or bond numbers, if issued with them.

d.	Legal proceedings for the recovery of any loss under this Bond may not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY.

e.	This Bond affords coverage only in favor of the Insured. No claim, suit, action or legal proceedings may be brought under this Bond by anyone other than the Insured.

f.	Proof of loss involving Voice Initiated Funds Transfer Instruction must include electronic recordings of such instructions.

Deductible Amount

8.	With respect to any one loss, the COMPANY shall only be liable for that amount of the loss which is in excess of the applicable DEDUCTIBLE AMOUNT set forth in the Schedule, but in no event for more than the applicable LIMITS OF LIABILITY stated in the Schedule.

There will be no DEDUCTIBLE AMOUNT applicable to any loss under INSURING CLAUSE 1. sustained by any Insured.

Valuation

9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the Insured in the conduct of its business will be the amount paid by the Insured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Insured for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the Insured in the conduct of its business, for which a claim is made will be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the Insured with the consent of the COMPANY and prior to the settlement of any claim for such Property will be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them will be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value will be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, will be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to replace securities.

The indemnity required from the Insured under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity will be:

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Policy Number APFSG1800309

a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the Insured and at its sole discretion.

The Insured must pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY may be used as payment of premium for any indemnity purchased by the Insured to obtain replacement securities.

Subrogation - Assignment - Recovery

11.	In the event of a payment under this Bond, the COMPANY will be subrogated to all of the Insured’s rights of recovery against any person or entity to the extent of such payment. On request, the Insured must deliver to the COMPANY an assignment of the Insured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the Insured, will be applied net of the expense of such recovery in the following order:

a.	first, to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the Insured’s claim,

c.	third, to the Insured in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d.	fourth, to the Insured in satisfaction of any loss suffered by the Insured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY will not be deemed a recovery under this section.

Cooperation Of Insured

12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the Insured must:

a.	Submit to examination by the COMPANY and subscribe to the same under oath,

b.	produce for the COMPANY’S examination all pertinent records, and

c.	cooperate with the COMPANY in all matters pertaining to the loss.

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Policy Number APFSG1800309

The Insured must execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The Insured must do nothing after loss to prejudice such rights or causes of action.

Termination

13.	If the Bond is for a sole Insured, it will not be terminated unless written notice has been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint Insured, it will not be terminated unless written notice has been given by the acting party to the affected party, and by the COMPANY to all Insureds and to the Securities and Exchange Commission, Washington, D. C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one Contractholder.

a.	immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or

b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or

c.	immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY must refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an Insured not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is of the type covered under this Bond, and whether against the Insured or any other person or entity, the Insured:

a.	must immediately remove such Employee from a position that would enable such Employee to cause the Insured to suffer a loss covered by this Bond; and

b.	within seventy-two (72) hours of learning that an Employee has committed any dishonest act, must notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each Insured Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.	Coverage under this Bond will apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.	the Insured,

b.	a Transportation Company, or

c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

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Policy Number APFSG1800309

Conformity

15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation will be deemed to be amended so as to equal the minimum period of limitation provide d by such law.

Change or Modification

16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond will be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole Insured, no change or modification which would adversely affect the rights of the Insured will be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this Bond is for a joint Insured, no charge or modification which would adversely affect the rights of the Insured will be effective prior to sixty (60) days after written notice has been furnished to all Insureds and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

Severability of Application and Non-avoidance

17.	With respect to statements and information provided to the COMPANY in connection with the procurement of this BOND no knowledge of one Insured can be imputed to any other Insured.

The COMPANY must not avoid this BOND, or exercise any other remedy not provided for by this BOND, for any misrepresentation or for any non-disclosure (whether such misrepresentation or nondisclosure is innocent, negligent, fraudulent or otherwise).

However if any fraudulent or dishonest act by an Insured which was not disclosed to the COMPANY before the contract evidenced by this BOND was entered into, but which, had that Insured known that a proposal for this BOND was being made, should have been so disclosed, there is no cover under this BOND for any loss of that Insured in relation to such matters not disclosed to the COMPANY.

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Policy Number APFSG1800309

The following clause(s) attach to and form part of the contract.

Sanction Limited and Exclusion Clause

No Insurer will be deemed to provide cover and no Insurer will be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

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Policy Number APFSG1800309

CONTRACTHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sub-limit)

You are notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this contract makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the contract or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your contract for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your contract’s annual premium that is attributable to insurance for such acts of terrorism is: USD -0-.

If you have any questions about this notice, please contact your agent or broker.

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Policy Number APFSG1800309

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Insurers hereon to pay any amount claimed to be due hereunder, the Insurers hereon, at the request of the Insured (or ReInsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Insurers’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon, and that in any suit instituted against any one of them upon this contract, Insurers will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Insurers in any such suit and/or upon the request of the Insured (or ReInsured) to give a written undertaking to the Insured (or ReInsured) that they will enter a general appearance upon Insurers’ behalf in the event such a suit will be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefrom, Insurers hereon designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or ReInsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and designate the above-named as the person to whom the the officer is authorized to mail such process or a true copy.

NMA 1998 (24/4/86) Form approved by Lloyd’s Insurers’ Non-Marine Association.

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Policy Number APFSG1800309

INFORMATION

(Re)insurer(s) have seen documents to support the assessment of the risk at the time of underwriting including but not limited to the following:

Information Type	Information Source		Description	Information Dated	No of Pages
(e.g. E-mail, Fax)	(e.g. Client Name)				(If known)
Word	Baillie Gifford & Co	1.	Application for INVESTMENT COMPANY ASSET PROTECTION BOND [document: Fidelity Bond Draft Proposal Form]	23 January 2018	5
Excel Spreadsheet & PDF	Baillie Gifford & Co	2.	a) Transfer Agency Agreement with BNY Mellon Investment Servicing (US) Inc [document: BNY (TA) – TA Agreement -01.09.2014	1 September 2014	N/A
			b) Shareholders on Record December 2017	December 2017	71
PDF	Baillie Gifford & Co	3.	Baillie Gifford Funds Semi-Annual Report June 30, 2017 (unaudited)	30 June 2017	161
PDF	Baillie Gifford & Co	4.	Group Structure Chart as at June 2017	June 2017	1
PDF	Baillie Gifford & Co	5.	Baillie Gifford Funds – The EAFE Choice Fund - Summary Prospectus, December 13 2017	13 December 2017	4
PDF	Baillie Gifford & Co	6.	Baillie Gifford Funds – The EAFE Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	7.	Baillie Gifford Funds – The EAFE Pure Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	8.	Baillie Gifford Funds – The Emerging Markets Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	9.	Baillie Gifford Funds – The Global Alpha Equity Fund – Summary Prospectus December 13, 2017 [document: Summary Prospectus Global Alpha Equity Fund December 2017]	13 December 2017	4
PDF	Baillie Gifford & Co	10.	Baillie Gifford Funds – The Long Term Global Growth Equity Fund – Summary	13 December 2017	4

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Policy Number APFSG1800309

			Prospectus December 13, 2017
PDF	Baillie Gifford & Co	11.	Baillie Gifford Funds – The International Equity Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	12.	Baillie Gifford Funds – The U.S Equity Growth Fund – Summary Prospectus December 13, 2017	13 December 2017	3
PDF	Baillie Gifford & Co	13.	Baillie Gifford Funds – The Positive Change Equity Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	14.	Baillie Gifford Funds – The Asia Ex Japan Fund – Summary Prospectus December 13, 2017	13 December 2017	4
PDF	Baillie Gifford & Co	15.	Baillie Gifford Funds – The International Concentrated Growth Fund – Summary Prospectus December 13, 2017	13 December 2017	3
PDF	Baillie Gifford & Co	16.	Baillie Gifford Funds – Prospectus – Classes 2-5 Prospectus December 13, 2017	13 December 2017	83
PDF	Baillie Gifford & Co	17.	Baillie Gifford Funds – Prospectus – Classes of Shares December 13, 2017	13 December 2017	103
PDF	Baillie Gifford & Co	18.	Baillie Gifford Funds – Statement of Additional Information – Publically Offered Funds December 13, 2017	13 December 2017	50
PDF	Baillie Gifford & Co	19.	BG Funds Fidelity Bond signed proposal form 2018	27 March 2018	5

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Policy Number APFSG1800309

CONTRACT ADMINISTRATION AND ADVISORY SECTIONS

SUBSCRIPTION AGREEMENT

SLIP LEADER	The Slip Leader is

Chubb European Group Ltd

In respect of electronic lines, the Slip Leader is as defined in Security Details herein.

BUREAU(X) LEADER(S)	The Bureau(x) Leader(s) (where applicable) is

BASIS OF AGREEMENT	General Underwriting Agreement (February 2014) with:
TO CONTRACT
CHANGES	Non-Marine Schedule (October 2001) except as below:

	-	Agree extend for up to one calendar month at pro rata additional premium as agreed by Slip Leader only;

	-	Extensions to any Premium Payment Warranty (PPW), Premium Payment Condition (PPC), Prompt Payment Discount (PPD) or Settlement Due Date (SDD) are to be agreed by the Slip Leader only;

	-	When details of agreed endorsements are required to be provided to following (re)insurer(s), email and/or other electronic means may be used by Aon UK Limited.

Wherever practicable, between the broker and each (re)insurer which have at any time the ability to send and receive ACORD messages:

	1.	the broker agrees that any proposed contract change will be requested via an ‘ACORD message’ or using an ACORD enabled electronic trading platform;
	2.	whilst the parties may negotiate and agree any contract change in any legally effective manner, each relevant (re)insurer agrees to respond via an appropriate ‘ACORD message’ or using an ACORD enabled electronic trading platform;
	3.	where a (re)insurer has requested to receive notification of any contract change the broker agrees to send the notification via an ‘ACORD message’ or using an ACORD enabled electronic trading platform.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART TWO GUA CHANGES ONLY	Where no Other Agreement Parties for contract changes are stated herein, the Agreement Parties will be the Slip Leader only.

AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY	None.

BASIS OF CLAIMS	Claims to be managed in accordance with:
AGREEMENT
	-	The Lloyd’s Claims Scheme (Combined), or as amended or any successor thereto. The applicable Scheme/part will be determined by the rules and scope of the Scheme(s);

	-	IUA claims agreement practices;

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Policy Number APFSG1800309

	-	The practices of any (re)insurer(s) electing to agree claims in respect of their own participation.

Unless otherwise detailed in the Risk Details, the Slip Leader may instruct any third party expert to investigate and adjust any claim or circumstance notified to the contract.

CLAIMS AGREEMENT PARTIES	The Lead Claims Agreement Party is deemed to be the Slip Leader unless otherwise specified here.

For Lloyd’s syndicates, the leading Lloyd’s syndicate and, where required by the applicable Lloyd’s Claims Scheme, the second Lloyd’s syndicate. The second Lloyd’s syndicate is Not Applicable.

For company (re)insurers, all IUA subscribing companies agree to follow the IUA claims agreement practices

All other subscribing (re)insurers, each in respect of their own participation, that are not party to the Lloyd’s or IUA claims agreement practices, agree to follow the decisions of the Lloyd’s and IUA claims agreement parties or the lead Claims Agreement Party where such is not otherwise the Lloyd’s or IUA lead, excepting those that may have opted out below.

CLAIMS ADMINISTRATION	Aon UK Limited will notify claims agreement parties, and where applicable following (re)insurer(s) that do not participate in the Lloyd’s and IUA claims schemes, of claims submitted to the contract, and provide material updates. Wherever possible such notifications and updates will be given and administered via ECF or other electronic platform at Aon UK Limited’s election.

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY	None, unless otherwise specified here by any of the claim agreement parties shown above.

EXPERT(S) FEES COLLECTION	Aon UK Limited will not undertake the collection of any fee invoices rendered by third parties unless the fees form part of the (re)insured’s claim or the work is for the exclusive benefit of the (re)insured.

In the event of Aon UK Limited not collecting third party fees the following applies:

Xchanging Claims Services Limited to collect fees for all slip security, including overseas (re)insurers unless the leading claims agreement party elects an alternate on a case by case basis.

SETTLEMENT	19th July 2018

DUE DATE	In respect of electronic lines, please refer to the Settlement Information shown under Security Details herein which is deemed to supersede the above.

NOTICE OF CANCELLATION DELIVERY PROVISIONS	Where the terms and conditions of this Contract allow for notice of cancellation to be issued, such notice of cancellation shall be provided to Aon UK Limited by email to aon.gbc.noc@aon.co.uk.

Failure to comply with this delivery requirement will make the notice null and void.

Delivery of the notice in accordance with this requirement will cause it to be effective irrespective of whether Aon UK Limited has acknowledged receipt.

Subscription Agreement	Page 24 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

BUREAUX ARRANGEMENTS	Aon UK Limited will submit de-linked accounts to Xchanging Ins-Sure Services Ltd (XIS) where possible.

In respect of any PPW, PPC, PPD or SDD the following apply:

	-	Premium payment requirements are deemed met by presentation of premium/accounts to XIS on or before the SDD and will not be recorded as a late signing or payment;

	-	The SDD is deemed in all instances to be the same as the PPW, PPC or PPD due date;

	-	Where the PPW, PPC or PPD has been updated then the SDD shall be deemed to be updated in parallel, unless otherwise stated to the contrary;

	-	The PPW, PPC, PPD or SDD shall not be deemed to be breached if the original presentation of the electronic submission to XIS is in time, but subsequently amendments to the electronic submission are notified as being required to enable the premium signing to be completed. In such event Aon UK Limited shall have an additional period of seven days from such notification to complete the amendments and resubmit the electronic submission to XIS;

	-	Where a PPW, PPC, PPD or SDD falls on a weekend or public holiday, presentation to XIS on the next working day will be deemed in compliance with the PPW,PPC, PPD or SDD.

(Re)insurer(s) hereby agree that any premium payable in instalments under this contract will be processed as delinked Additional Premium entries other than when submitted under the Deferred Account Scheme. However any annual instalments to be allocated to respective year of account.

(Re)insurer(s) authorise XIS to issue separate signing numbers and dates for their participations only and issue a single claims FDO signing where applicable.

Where payments are received by Aon UK Limited in convertible currencies, (re)insurer(s) agree to accept/settle accounts at rate(s) of exchange obtained by Aon UK Limited.

In respect of convertible currencies, (re)insurer(s) instruct XIS to accept settlement in any valid settlement currency as determined by Aon UK Limited.

In the event of this contract stating multiple insurance and/or reinsurance premiums (each to be paid from a different source); and/or separate entries/sections for taxation/regulation reporting purposes, XIS are instructed to leave the premium advice notes ungrouped so that each can be released separately once paid by the respective client.

In the event of partial premium received by Aon UK Limited, (re)insurer(s) agree to accept premium as paid to and endorsed by Aon UK Limited.

XIS are authorised to sign premium from individual Insureds / territories / sections separately as and when received by Aon UK Limited.

(Re)insurers agree that Aon UK Limited may settle premiums for this contract/release de-linked premium for this contract into settlement at different times.

Subscription Agreement	Page 25 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

NON BUREAUX ARRANGEMENTS	Where a PPW, PPC, PPD or SDD falls on a weekend or public holiday, presentation to (re)insurer(s) hereon as applicable on the next working day will be deemed in compliance with the PPW,PPC, PPD or SDD.

Where payments are received by Aon UK Limited in convertible currencies, (re)insurer(s) agree to accept/settle accounts at rate(s) of exchange obtained by Aon UK Limited.

In the event of partial premium received by Aon UK Limited, (re)insurer(s) agree to accept premium as paid to and endorsed by Aon UK Limited.

Subscription Agreement	Page 26 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

FISCAL AND REGULATORY

TAX PAYABLE BY (RE)INSURER(S):	None

COUNTRY OF ORIGIN:	United Kingdom

OVERSEAS BROKER:	None Direct Insured

US CLASSIFICATION:	Non-Regulated

ALLOCATION OF PREMIUM TO CODING:	BB – 100%

In respect of electronic lines, please refer to the Settlement Information shown under Security Details herein.

REGULATORY CLIENT CLASSIFICATION:	Large Risk

Fiscal and Regulatory	Page 27 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

BROKER REMUNERATION AND DEDUCTIONS

TOTAL BROKERAGE:	0%

AON CARRIER COMMISSION:	3.75%

OTHER DEDUCTIONS FROM PREMIUM:	None

Broker Remuneration and Deductions	Page 28 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

SECURITY DETAILS

(RE)INSURER’S LIABILITY:

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”.

Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract under written by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines. Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

LMA3333 (amended)

Security Details	Page 29 of 30	A0720794 5/4/2018 5:40 PM

Policy Number APFSG1800309

ORDER HEREON:	100% of 100%

BASIS OF WRITTEN
LINES:	☒	Percentage of Whole
	☐	Percentage of Order
	☐	Part of Whole
	☐	Part of Order

BASIS OF SIGNED LINES:	☒	Percentage of Whole
	☐	Percentage of Order
	☐	Part of Whole
	☐	Part of Order

SIGNING PROVISIONS:

In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)	in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date will be signed in full;

b)	the (re)insured may elect for the disproportionate signing of (re)insurers’ lines, without further specific agreement of (re)insurers, providing that any such variation is made prior to the commencement date of the period of insurance, and that lines written “to stand” may not be varied without the documented agreement of those (re)insurers.

The signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES:     As per attached

In a co-insurance placement, following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

Security Details	Page 30 of 30	A0720794 5/4/2018 5:40 PM

Policy Number: (UMR) B1526APFSG1800309

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B1526APFSG1800309

Date contract printed to PDF: 15:46 17 April 2018

SIGNED UNDERWRITERS

Chubb Limited

James Watts

Written Line	100.00%	Signed Line	100.00%

Agreed on	15:44 17 April 2018

For and on behalf of:		Written Line	Signed Line

Chubb European Group Plc (UK&I)		100.00%	100.00%

Bound as Slip Leader

Reference:	UKFINC98736
Description:

Line Conditions

Chubb European Group Plc responsible for EU taxes only

Chubb European Group Plc to agree all future amendments, deletions and endorsements

Market Submission - Security Details	Page 1 of 1	17/04/2018 1

1526 AON

CONTRACT ENDORSEMENT

UNIQUE MARKET	B1526APFSG1800309
REFERENCE:

POLICY NUMBER:	APFSG1800309

ENDORSEMENT NUMBER:	1

INSURED:	Baillie Gifford Funds

PERIOD:	12:01 am 20th April 2018 to 12:01 am 20th April 2019

CONTRACT CHANGES

This contract is amended as follows:

ENDORSEMENT EFFECTIVE DATE:	20 April 2018

With effect from inception, this Contract is amended as follows:

The INSURED INVESTMENT COMPANY stated in the RISK DETAILS, Schedule, is deleted and replaced as follows:

INSURED	Baillie Gifford Funds
INVESTMENT
COMPANY	The Emerging Markets Fund
The EAFE Fund
The International Equity Fund
The EAFE Choice Fund
The Global Alpha Equity Fund
The International Choice Fund
The US Equity Growth Fund (previously The North American Equity Fund)
The Long Term Global Growth Equity Fund
The EAFE Pure Fund
The Asia ex Japan Fund
The Global Select Equity Fund
The International Concentrated Growth Fund
The Positive Change Equity Fund
The Multi Asset Fund
The Japanese Equity Growth Fund
The International Choice Fund

Contract Endorsement	Page 1 of 1

Aon UK Limited Registered Office | The Aon Centre | The Leadenhall Building | 122 Leadenhall Street | London | EC3V 4AN

Registered in England & Wales No. 210725 | VAT Registration No. 480 8401 48 | Aon UK Limited is authorised and regulated by the Financial Conduct Authority

SECURITY DETAILS	23 Apr 2018 16:00

Contract Version Date	23 Apr 2018 15:27

UMR	B1526APFSG1800309

Section Number (for Acord Messaging)	01

Broker Endorsement Reference	01

Endorsement Name	Endorsement 1

Broker Risk Reference	012b9583-dd54-4b55-9334-448e74c2f9ba

(Re)Insured	Baillie Gifford Funds

Broker Contact	Demi Pattison

Agreement Practice	As Per Contract

Agreement Instructions	Slip Lead

Leader	Agreed 23 Apr 2018 16:00
Underwriter Agency	Stamp Number	UW Ref
Chubb Plc	500445648	UKFINC98736
Agreeing Underwriter	Email	Message Id
James Watts	jwatts@chubb.com	c4b822a0-7cdf-4ea9-9f8a-b2cab6bf397f

To whom it may concern:

I, Gareth John Griffiths, Secretary to Baillie Gifford Funds, confirm that the undernoted resolutions were passed by the Board of Trustees of Baillie Gifford Funds at the Board meeting held in Boston on March 15, 2018.

Secretary

Baillie Gifford Funds

Fidelity Bond Arrangements*

VOTED: That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust’s fidelity bond arrangements are reasonable in form and amount that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Insurance Arrangements*

VOTED: That the Trust’s E&O/D&O insurance arrangements, and the Trust’s Side A DIC insurance arrangements for the Independent Trustees, in the amount, type, coverage and terms (including the premium) presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.